                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                              (Amendment No. ___)*

                            Range Resources Corp.
                   (formerly known as Lomak Petroleum Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Shares of Series C Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  541509402
            --------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]  Rule 13d-1(b)
   [_]  Rule 13d-1(c)
   [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            13G                      Page 2 of 8
Cusip No. 541509402
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


       Green Cohn Group LLC (Tax I.D. #13-3881689)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |_|

                                                                   (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
        NUMBER OF           5  SOLE VOTING POWER

          SHARES               103,640 (See Item 4.)
                           -----------------------------------------------------
       BENEFICIALLY         6  SHARED VOTING POWER

         OWNED BY          -----------------------------------------------------
                            7  SOLE DISPOSITIVE POWER
           EACH
                               103,640 (See Item 4.)
        REPORTING          -----------------------------------------------------
                            8  SHARED DISPOSITIVE POWER
          PERSON

           WITH
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       103,640 (See Item 4.)
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.0% (See Item 4.)

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                       13G                           Page 3 of 8
Cusip No. 541509402
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


       DFG Corporation (Tax I.D. #51-0325654)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |_|

                                                                   (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
         NUMBER OF          5  SOLE VOTING POWER

          SHARES               314,700 (See Item 4.)
                           -----------------------------------------------------
       BENEFICIALLY         6  SHARED VOTING POWER

         OWNED BY          -----------------------------------------------------
                            7  SOLE DISPOSITIVE POWER
           EACH
                               314,700 (See Item 4.)
        REPORTING          -----------------------------------------------------
                            8  SHARED DISPOSITIVE POWER
          PERSON

           WITH
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       314,700 (See Item 4.)
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       27.4% (See Item 4.)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                            13G                      Page 4 of 8
Cusip No. 541509402
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       ZPG Securities LLC (Tax I.D. #13-3850349)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |_|

                                                                   (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
        NUMBER OF           5  SOLE VOTING POWER

          SHARES               112,600 (See Item 4.)
                           -----------------------------------------------------
       BENEFICIALLY         6  SHARED VOTING POWER

         OWNED BY          -----------------------------------------------------
                            7  SOLE DISPOSITIVE POWER
           EACH
                               112,600 (See Item 4.)
        REPORTING          -----------------------------------------------------
                            8  SHARED DISPOSITIVE POWER
          PERSON

           WITH
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       112,600 (See Item 4.)
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.8% (See Item 4.)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

      (a)   Name of Issuer:

            Range Resources Corp. (formerly known as Lomak Petroleum Inc.)

      (b)   Address of Issuer's Principal Executive Offices:

            500 Throckmorton Street
            Fort Worth, TX  76102

Item 2.

      (a)   Name of Person Filing:

            This Schedule 13G is being filed with respect to shares of Series C Preferred Stock of the Issuer which are beneficially owned by each of Green Cohn Group LLC, DFG Corporation and ZPG Securities LLC (collectively, the "Reporting Persons").

      (b)   Address of Principal Business Office or, if none, Residence:

            The address for each Reporting Person is:

            360 East 88th Street, #2D
            New York, New York  10128

      (c)   Citizenship:

            The place of organization for each of Green Cohn Group LLC and ZPG Securities LLC is New York. The place of organization of DFG Corporation is Delaware.

      (d)   Title of Class of Securities:

            Series C Preferred Stock

      (e)   CUSIP Number.

            541509402

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |X|   Broker or dealer registered under Section 15 of the Act.
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act.
      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act.
      (e)   |_|   Investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).
      (f)   |_|   Employee benefit plan or endowment fund in accordance
                  with Rule 13d-1(b)(1)(ii)(F).
      (g)   |_|   Parent holding company in accordance with Rule
                  13d-1(b)(1)(ii)(G).

      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.

      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box |_|.

Item 4.     Ownership

      (a)   Amount Beneficially Owned: 530,940

            Of such number of shares, 103,640 shares are beneficially owned by Green Cohn Group LLC, 314,700 shares are beneficially owned by DFG Corporation and 112,600 shares are beneficially owned by ZPG Securities LLC. Each Reporting Person is a broker or dealer registered under Section 15 of the Act. With respect to the securities of the Issuer described in this schedule that are owned by each of the Reporting Persons, each Reporting Person has entered into a management agreement with Van D. Greenfield Inc. In its role as investment manager under such agreement, Van D. Greenfield Inc. possesses discretionary authority with respect to the disposition of such securities. Van D. Greenfield Inc. disclaims beneficial ownership of such securities.

      (b)   Percent of Class:  46.18%

            As of December 31, 1999, the Issuer had outstanding 1,149,840 shares of Series C Preferred Stock. The aggregate amount beneficially owned by the Reporting Persons, as a whole, represents 46.18% of the outstanding shares of Series C Preferred Stock. The aggregate amount beneficially owned by each Reporting Person is set forth below:

            Green Cohn Group:        9.0%
            DFG Corporation:        27.4%
            ZPG Securities LLC       9.8%

      (c)   Number of shares as to which such Reporting Persons have

            Each Reporting Person has the sole power to vote or to direct the vote of the securities of the Issuer described in this schedule that are owned by such Reporting Person. Van D. Greenfield has shared power to dispose or to direct the disposition of the securities of the Issuer described in this schedule that are owned by such Reporting Person.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          Green Cohn Group LLC


Date: March 22, 2000                      Name: V. Greenfield
     ----------------                           --------------------------------
                                          Title: Manager
                                                 -------------------------------

                                          DFG Corporation

Date: March 22, 2000                      Name: V. Greenfield
     ----------------                           --------------------------------
                                          Title: President
                                                 -------------------------------

                                          ZPG Securities LLC


Date: March 22, 2000                      Name: V. Greenfield
     ----------------                           --------------------------------
                                          Title: Managing Member
                                                 -------------------------------


      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                  Exhibit Index

1.  Joint Filing Agreement among each of the Reporting Persons.